[Allianz Letterhead]

ALLIANZ SE HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

August 10, 2007

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allianz SE

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2005 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing in response to Comments 1 through 5 included in the April 26, 2007 letter (the “April Letter”) from the Staff of the Securities and Exchange Commission relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”) filed on April 6, 2006 by Allianz SE (“Allianz”). We had previously provided our responses to the Staff’s Comments 6 through 11 of the April Letter in our response letter dated May 24, 2007.

We appreciate the Staff’s careful review of our 2005 Form 20-F. We have sought to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated Comments 1 through 5 in full and in bold type, which are followed by Allianz’s responses.

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

Mr. James B. Rosenberg

Securities and Exchange Commission

General

1.	We note your response to comment one of our letter dated September 26, 2006 and the statement that you conduct some asset management services related to U.S.-sanctioned countries. Please expand the discussion of material in section C of your letter to include relevant unredacted information.

R:	As described in section C of our letter dated February 7, 2007 (the “February Letter”), Allianz’s asset management subsidiary, Allianz Global Investors (“AGI”), does not provide asset management services to counterparties based in Iran or Syria (the “Subject Countries”) with the exception of three retail customers, who held investment accounts with AGI in Germany. In each case, the individuals were resident in Europe at the time when the accounts were opened. These individuals have since departed Europe to reside in their respective home countries, and their accounts had remained open as of the date of our February Letter. Two of these accounts have since been closed in the ordinary course, and the total assets in the remaining account as of June 30, 2007 were [***].[1]

As part of our compliance procedures in the account opening process, Allianz and its subsidiaries (the “Allianz Group”) have confirmed that none of the customers mentioned above are designated as being subject to sanctions by the United States, Germany and other relevant jurisdictions. Our procedures include verifying that these individuals are not identified on the specially designated nationals (“SDN”) list of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). Moreover, based on our knowledge of these individuals in the account opening and management process, we have found no reason to believe that any of these individuals are involved, directly or indirectly, in activities contemplated by the sanctions laws and regulations of the United States, Germany or other relevant jurisdictions.

2.	Similarly, consider providing additional unredacted information regarding your Global Sanctions Policy in the third paragraph of section B of your letter.

R:	In response to the Staff’s request, we provide below additional unredacted information regarding Dresdner Bank’s Global Sanctions Policy (the “Policy”), which supplements the information provided in section B of the February Letter.

[1]	Although all figures in this letter are stated in U.S. dollars for the sake of consistency, that does not mean that the underlying relationships in this letter are conducted or involve transactions in U.S. dollars. Exchange rates used to convert into U.S. dollars are published rates and represent the same rates used by the Allianz Group for its external financial reports.

Mr. James B. Rosenberg

Securities and Exchange Commission

In October 2006, Dresdner Bank adopted the Policy that requires Dresdner Bank and its subsidiaries (the “Dresdner Bank Group”) to respect and adhere to laws, regulations and/or administrative measures that restrict or prohibit, in whole or in part, the conduct of business (“Sanctions Laws”) wherever the operating entity or business activity is located. The Policy also provides that the Dresdner Bank Group must refrain from any attempt to circumvent the application of Sanctions Laws.

The Policy establishes a mandatory operational and managerial framework designed to help ensure the due observance of applicable Sanctions Laws. Specifically, the Policy sets forth organizational and administrative requirements to make managers and employees aware of applicable Sanctions Laws through training and internal reviews, to support and monitor compliance through due diligence, controls, disciplinary and other measures and to disclose potential risks or violations to the Global Sanctions Officer designated under the Policy and, as appropriate, to the relevant local authorities.

Among the various obligations created by the Policy, the Dresdner Bank Group is required to engage in enhanced due diligence with respect to jurisdictional links of potential counterparties and transactions in order to determine whether any Sanctions Laws may be applicable to the contemplated transaction. Moreover, the Policy provides that, if information is received which indicates that the underlying transaction may breach an applicable export control law, further inquiry to satisfy compliance with applicable laws may be required and must be carefully considered in consultation with the applicable local sanctions officer of the Dresdner Bank Group. The Policy, furthermore, emphasizes the importance of detecting whether Dresdner Bank Group activities may have a link to an underlying business that exposes the Dresdner Bank Group to Sanctions Laws relating to the export or import of specific products such as arms and related materials, chemical or biological weapons and the ingredients for the manufacture of such weapons, dual-use goods and equipment that could be used for internal repression.

The Policy stresses, furthermore, that the failure to comply with relevant Sanction Laws can expose the relevant business(es), the relevant employee(s) and the entire Dresdner Bank Group, as well as the local operating subsidiary to civil and/or criminal penalties as well as regulatory sanction and reputational risk. The failure to comply with the Policy constitutes a breach of an employee’s contractual obligation, or absent a contract, of the applicable employee policies, and may result in disciplinary proceedings.

It should be noted that, in addition to the Dresdner Bank’s Policy, the Allianz Group has a similar Allianz Group-wide policy, covering not only its banking operations but also its insurance and asset management operations, to help ensure full compliance with applicable Sanctions Laws (the “Allianz Group Policy”), which is consistent with the objectives and controls and procedures of Dresdner

Mr. James B. Rosenberg

Securities and Exchange Commission

Bank’s Policy. The Allianz Group Policy requires Allianz’s local operating entities, among other things, to comply with all applicable Sanctions Laws through, among other procedures, appropriate staffing (e.g., designated sanctions officers at the local operating level in relevant businesses), training of employees, a robust line of reporting to Allianz’s Group Compliance department and support provided to local operating entities by Allianz’s Group Compliance department in the form of sanctions risk assessment and evaluation tools and information.

3.	Please expand your discussion of banking contacts to explain the nature of your “revenues from direct business with customers domiciled in the Subject Countries [and] business with European subsidiaries of companies based in the Subject Countries…” Tell us whether, and explain the extent to which, the governments of Iran and Syria, or entities controlled by them, receive funds in connection with your operations. In addition to any such banking contacts, we note that your insurance operations include Iranian state-owned insureds. Your response should address whether, and the extent to which, you have made payments to Iranian or Syrian entities under insurance claims or otherwise.

R:	In response to the Staff’s comment, we first discuss in more detail the nature of the revenues specified in our February Letter, followed by a discussion of our activities that result in Subject Country state-controlled entities receiving funds in connection therewith.

I.	Revenues

The revenues from our “direct business with customers domiciled in the Subject Countries [and] business with European subsidiaries of companies based in the Subject Countries” cited in our February Letter primarily comprise interest income from five outstanding financing agreements. As discussed further below, four of these arrangements involve Dresdner Bank’s participation in “buyer credit” facilities to qualifying Iranian importers to support German companies engaged in their export activities to Iran, all of which benefit from the insurance cover provided by the German government’s export credit agency, Euler Hermes Kreditversicherungs AG (“Euler Hermes”), an Allianz Group subsidiary, which, as mentioned in our February Letter, serves as one of two trustees for the German Federal Republic government’s export insurance program.2 The revenues

[2]	For more information on the export credit guarantee regime of the Federal Republic of Germany and Euler Hermes’s role as one of its trustees, see http://www.agaportal.de/en/ aga/index.html.

Mr. James B. Rosenberg

Securities and Exchange Commission

generated from these five financing arrangements account for [***] of the [***] cited in paragraph four of section B in our February Letter.3 [***]4 [***].

Of these outstanding financing arrangements, one comprises a Dresdner Bank letter of credit facility provided to [***].

The other four outstanding financing arrangements comprise Dresdner Bank participations in credit facilities granted, in each case, by a syndicate of international banks in the form of “buyer credit” to qualifying Iranian importers to support German companies engaged in export activities to Iran. As mentioned above, each of these facilities is covered by export credit guarantees of the German government’s export insurance program in the event the relevant importer fails to repay its outstanding loans. Under these “buyer credit” arrangements, the German companies draw funds directly from the Iranian importer’s loan account with the syndicate of banks as payment for their exported products. These arrangements are thus structured to ensure that the German exporters are the direct beneficiaries of the funds available under these facilities. These four arrangements include:

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[3]	The [***] of the [***] of revenues from the Subject Countries is derived from our documentary/letter of credit business to support non-Subject Country customers in their import/export relations to the Subject Countries – i.e., the third category of revenues mentioned in footnote five of our February Letter.
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[5]	The Allianz Group supplementally notes that it has considered both this and the previous financing arrangement in light of the Iran Sanctions Act of 1996, as amended (the “ISA”), in particular Section 5(a) of the ISA with respect to “investments” that “directly and significantly contributed to the enhancement of Iran’s ability to develop” its “petroleum resources.” We note that neither financing arrangement qualifies as an “investment” as defined under the ISA. The ISA defines “investment” as any of the following activities, if undertaken pursuant to an agreement, or pursuant to the exercise of rights under an agreement, with the Government of Iran or a non-governmental entity in Iran: (a) entry into a contract that (i) involves responsibility for the development of petroleum resources in Iran; (ii) provides for the general supervision and guarantee of another person’s performance of such a contract; or (iii) provides for profit-participation or royalty-sharing in such development; or (b) purchase of an equity interest or other ownership share in such development. Neither financing arrangement meets this definition. In addition, ISA specifically excludes from the definition of “investment” the “entry into, performance, or financing of a contract to sell or purchase goods, services, or technology.” (Emphasis added) The Iran Freedom Support Act, which amended ISA in September 2006, did not include provisions of the House of Representatives’ version that would have added lending as a sanctionable activity, which further supports our view that these financing arrangements do not constitute “investments.”

Mr. James B. Rosenberg

Securities and Exchange Commission

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In each of the four cases above, as payment for their products, the relevant German exporters drew funds directly from these buyer credit facilities, and accordingly the relevant bank syndicates, including Dresdner Bank, have not made payments directly to the relevant Iranian importers under these facilities. Moreover, based on our inquiries and due diligence and to the best of our knowledge, the exported products were used for their stated purposes, namely production activities in the areas of gas, petrochemical, aluminum and electricity sectors, respectively.

II.	Business Activities with Subject Country State-Controlled Entities

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Our banking and insurance operations have limited business activities with Subject Country counterparties, some of which are state-controlled entities6, which are discussed further below.

Banking Operations

(a)	Arrangements Supporting German Exporters

As mentioned in Section I above, the Dresdner Bank Group provides a letter of credit facility to provide financing to a [***] and also participates in four buyer credit facilities, covered by Germany’s export insurance program, for which the Iranian importers are state-controlled. In all cases, the relevant German exporters – not the Iranian importers – directly receive the funds made available under these facilities.

(b)	Documentary/Letter of Credit Business

Through its documentary/letter of credit business, the Dresdner Bank Group has certain limited contacts with certain Subject Country state-controlled entities. Dresdner Bank does not itself provide letters of credit to Subject Country entities but rather confirms letters of credit that Subject Country financial institutions themselves open on behalf of domestic Subject Country importers of products

[6]	We refer herein to “state-controlled entities” to encompass Subject Country entities that, to the best of the Allianz Group’s knowledge following considerable investigations in each case, are at least majority-owned or controlled by the state of the relevant Subject Country.

Mr. James B. Rosenberg

Securities and Exchange Commission

exported by European-based suppliers. By confirming these letters of credit, the Dresdner Bank Group guarantees the timely payment to the European-based exporters if the Subject Country importer or the Subject Country financial institution fails to pay the European exporter. The Dresdner Bank Group, in turn, generally requires the relevant Subject Country financial institutions to deposit sufficient funds with Dresdner Bank in the form of collateral, which Dresdner Bank is entitled to claim in the event that such contingencies were to occur. These deposit accounts are interest-bearing, and the Dresdner Bank Group accordingly pays interest to these Subject Country financial institutions, some of which are state-controlled, in respect of these deposited amounts.

Interest paid on deposits in the accounts of Iranian state-controlled financial institutions pursuant to these letter of credit confirmations amounted to [***] and [***] for the years ended December 31, 2005 and 2006, respectively (representing [***] relative to the Allianz Group’s total interest paid on deposits for these same periods). Interest paid on deposits in the accounts of a Syrian state-controlled financial institution pursuant to these letter of credit confirmations amounted to [***] and [***] for the years ended December 31, 2005 and 2006, respectively (or [***] and [***], respectively, relative to the Allianz Group’s total interest paid on deposits for these same periods). These sums are generally credited directly to the account holders’ deposit accounts.

In connection with this business, the Allianz Group conducts extensive due diligence in order to ensure compliance with applicable Sanctions Laws [***]. In addition, the Allianz Group is continually enhancing its compliance processes to help ensure that the products being exported to the Subject Countries are not dual-use goods or in any way related to arms and related materials, chemical or biological weapons and the ingredients to manufacture such weapons.

(c)	Deposit Accounts

In addition to deposits that support our documentary/letter of credit business as described in the preceding Section (b), certain Subject Country individuals and entities, including certain Iranian state-controlled financial institutions [***] have interest-bearing deposit accounts with the Dresdner Bank Group, which are included as banking liabilities in our February Letter. Accordingly, the Dresdner Bank Group pays interest to these individuals and entities.

Interest paid on deposits in the accounts of Iranian state-controlled financial institutions pursuant to these deposit accounts amounted to [***] and [***] for the years ended December 31, 2005 and 2006, respectively (or [***] and [***], respectively, relative to the Allianz Group’s total interest paid on deposits for these same periods).

The only Syrian state-controlled entity with such deposit accounts with the Dresdner Bank Group is [***]. The interest paid on deposits in the accounts of

Mr. James B. Rosenberg

Securities and Exchange Commission

[***] amounted to [***]7 for the year ended December 31, 2005 and [***]8 for the year ended December 31, 2006 (or [***] and [***], respectively, relative to the Allianz Group’s total interest paid on deposits for these same periods). These sums are generally credited directly to [***] deposit accounts.

In accordance with our compliance policies in the account opening and operating procedures, [***].

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Insurance Operations

With respect to our insurance operations, the Allianz Group has a limited number of in-force insurance policies for counterparties based in the Subject Countries, primarily in the ocean hull, (civil) aviation, engineering and reinsurance9 lines of business, and certain of such insurance policies and reinsurance contracts are for Iranian state-controlled insureds and state-controlled insurance companies, respectively.

Payments to Iranian entities under insurance claims (including reinsurance claims) and other insurance policy-related payments10 for the year ended December 31, 2005 amounted to [***] to Iranian state-controlled entities (primarily to [***]) and [***] to privately-owned Iranian entities, which represent substantially less than the premiums received by the Allianz Group in respect of this business and constitute [***] relative to the Allianz Group’s total payments for insurance claims during this period.

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We supplementally note that, in our insurance and reinsurance business, the Allianz Group sets insurance and reinsurance premium rates only following an in-depth assessment of the risks to which the Allianz Group is exposed, and accordingly we have substantial knowledge of the risks we insure and reinsure. Moreover, upon receipt of a given insurance or reinsurance claim, we generally

[7]	[***]
[8]	[***]
[9]	Our reinsurance business in the Subject Countries primarily reinsures underlying risks within the engineering, fire and marine insurance lines.
[10]	Other insurance policy-related payments include return premiums (i.e., portions of premiums returned to the insured party due to positive claims trends) and, additionally in the reinsurance business, commissions.

Mr. James B. Rosenberg

Securities and Exchange Commission

receive justification and evidence supporting the relevant claim, further providing us with knowledge of the insured or reinsured event. The nature of this business thus provides us with substantial visibility of our insurance and reinsurance activities in the Subject Countries, which helps ensure our compliance with applicable Sanctions Laws.

4.	In this regard, we note the statement in your qualitative materiality analysis that you considered the nature of your operations in the sanctioned countries. It is unclear, however, how the nature of your operations factored into your analysis, or whether you considered the nature of your operations as generally a positive or negative factor in concluding that your overall contacts with the sanctioned countries are qualitatively immaterial. Please expand the discussion of the nature of your operations to address how they factored into your analysis and conclusion.

We considered the nature of our insurance, banking and asset management operations as a positive factor in concluding that the Allianz Group’s overall contacts with the Subject Countries are qualitatively immaterial.

With respect to our insurance operations, we do not expect investors to consider our limited sales in the Subject Countries of our insurance and reinsurance products to be material to or to impact our share price because we only insure and reinsure risks for which we have substantial knowledge and which relate to ordinary business-related insurance needs of customers such as ocean hull, (civil) aviation, engineering and fire-related incidents that, to the best of our knowledge, have no direct or indirect relationship to the development of weapons or other military purpose or to terrorist activities and state-sponsored terrorism. [***]

With respect to our banking operations, our activities are substantially related to (1) the Dresdner Bank Group’s letter of credit business and participations in buyer credit facilities, which, in all cases, support the payment of European-based exporters by Subject Country importers, and (2) certain deposit accounts of Subject Country individuals and financial institutions, including certain Iranian state-controlled banks [***]. We do not expect investors to consider the Dresdner Bank Group’s role in these capacities to be material to or to impact our share price, in particular because, with respect to the activities described in (1) above, the primary beneficiaries of the available funds are the European exporters – not the Iranian importers – and because the Allianz Group conducts extensive due diligence regarding the Subject Country entities and is continually enhancing its compliance processes regarding the nature of the exported products, in each case to help ensure compliance with applicable Sanctions Laws.

We also do not expect investors to consider the deposit accounts held by Dresdner Bank on behalf of certain Subject Country individuals and entities to be material to or to impact our share price not only because these amounts are quantitatively immaterial to the Allianz Group but also because [***].

Mr. James B. Rosenberg

Securities and Exchange Commission

Furthermore, the Dresdner Bank has [***] and has ceased providing USD payment services to Iranian counterparties, all factors which we have considered in concluding that our banking activities with Iranian counterparties are immaterial to the Allianz Group from a qualitative perspective.

With respect to our asset management operations, we do not expect investors to consider our private wealth management services to a limited number of individuals domiciled in a Subject Country to be material to or to impact our share price because [***] we have found no reason to believe that any of these individuals are involved, directly or indirectly, in activities contemplated by the applicable Sanctions Laws.

5.	Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

R:	As discussed above, the Allianz Group’s Iran-related activities include (1) a limited number of insurance policies and reinsurance contracts to certain Iran-based counterparties, some of which are state-controlled entities, (2) the Dresdner Bank Group’s financing arrangements that support German and other European exporters in their trading activities with Iranian counterparties (through our documentary/letter of credit activities, participations in buyer credit facilities and [***]) as well as certain interest-bearing deposit accounts of Iranian individuals and entities with the Dresdner Bank Group, and (3) certain private wealth management services to a limited number of individuals domiciled in Iran.

Accordingly, although the Allianz Group has certain limited business relationships with some Iranian state-controlled entities, we make no direct payments to the Iranian government itself. In addition, while the Allianz Group cannot prevent shareholder distributions by the Iranian state-controlled entities with which we have business relationships, [***] we have no reason to believe that any sums paid to Iranian state-controlled entities are being applied for any other purpose than to conduct their ordinary course business operations.

As a result and to the best of our knowledge, understanding and belief, none of these products and services “contribute materially to the ability of Iran to (1) acquire or develop chemical, biological, or nuclear weapons or related technologies; or (2) acquire or develop destabilizing numbers and types of advanced conventional weapons” as provided in Section 5(b) of the ISA. Accordingly, we believe that Section 5(b) of the ISA is not applicable to our Iran-related business activities.

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Mr. James B. Rosenberg

Securities and Exchange Commission

On behalf of Allianz, I would like to thank you for the cooperation you and Staff are extending with the review of the Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-2791 or William Torchiana of Sullivan & Cromwell LLP at (011) (331) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

cc:	Vanessa Robertson

James Atkinson

(Securities and Exchange Commission)

Dr. Reinhard Preusche

Dr. Peter Hemeling

Burkhard Keese

(Allianz SE)

William D. Torchiana

(Sullivan & Cromwell LLP)